

October 4, 2012

<u>Via E-mail</u>

Mr. Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, Peoples' Republic of China

> **Re: Perfect World Co., Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2011**
> **Filed May 11, 2012**
> **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your letter dated July 24, 2012, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 11, 2012.

<u>Item 4. Information on the Company, page 33</u>

1.   In response to prior comment 2, you indicate that your venture capital funding agreement with Tianjin Trendsters Capital and PW Capital Investments Ltd. is not material since your initial commitments represent less than 10% of your net assets or revenues for 2011. Please explain whether Perfect World or the general partners of those funds have the discretion or decision making authority to require Perfect World to commit to additional investments in these venture capital funds.   If the decision to require Perfect World to invest up to RMB643.5 million vests with these general partners, it is unclear why your materiality analysis focuses on the initial investment amount. In such a case, it appears these venture capital funding agreement would appear to be material, thus

requiring a description of their material terms and the filing of the agreement under Item 601(b)(10) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects

Revenues, page 61

2.   We acknowledge your response to prior comment 3, and continue to believe that providing the average number of paying customers and the average revenue per paying customer is relevant information for an investor. We refer you to Instruction 2 of Item 303(a) of Regulation S-K. Any volatility in the metrics can be addressed by discussion and analysis. In this regard, your explanation and analysis of these metrics should contribute to an investors understanding of your business and of your user's purchasing behavior. Further, it appears that presenting these metrics over a three year period should over time display a trend that would be relevant to an investor. Each data point viewed in aggregate with other data points should be informative. In addition, revenue should be segregated by games that earn the majority of your revenue.

Item 7. Major Shareholders and Related Party Transactions, page 98

3.   Please identify Messrs. Yunfan Zhang and Liang Tian, who were shareholders of Zhizhu Network, as receiving loans from your chief executive officer Mr. Michael Yufeng Chi from 2008 through 2010.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief